Exhibit 4.16

Rights and Obligations Assumption Letter

This entity, Shenghua Country Garden Bilingual School, is the subsidiary established by Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd., which is controlled by BGY Education Investment Management Co., Ltd. (“Investor”) and registered at Baigou New City branch office of the Administration of Industry and Commerce on May 19, 2017. The Investor holds 70% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Shenghua Country Garden Bilingual School

(Seal) Shenghua Country Garden Bilingual School Affixed

By:	/s/ Jinsheng Cheng
Name:	Jinsheng Cheng
Title:	Legal Representative
Date:	October 10, 2017